September 16, 2025

Brian M. Strem
Chief Executive Officer
Kiora Pharmaceuticals, Inc.
169 Saxony Rd.
Suite 212
Encinitas, CA 92024

       Re: Kiora Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed September 15, 2025
           File No. 333-290263
Dear Brian M. Strem:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Robert A. Petitt, Esq.